Exhibit 3.4

CERTIFICATE OF SECRETARY

I hereby certify that:

I am the duly elected and acting Secretary of Cymer, Inc., a Nevada corporation (the “Company”); and

Attached hereto is a complete and accurate copy of an amendment to the Bylaws of the Company, as duly adopted by the Board of Directors by Unanimous Written Consent dated March 31, 2003.

In Witness Whereof, I have hereunto subscribed my name and affixed the seal of the Company this 1st day of April, 2003.

/s/ Nancy J. Baker
Nancy J. Baker
Secretary

Now, Therefore, Be It Resolved, that Article 9 of the Bylaws be, and it hereby is, amended to read as follows:

“ARTICLE 9

BOARD OF DIRECTORS

The Board of Directors shall be chosen by ballot at the annual meeting of the stockholders or at any meeting held in place thereof as provided by law.  The authorized number of directors of this corporation shall be eight (8).  Subject to any limitation set forth in the provisions of the Articles of Incorporation, the Board of Directors may, by resolution adopted, increase or decrease the number of the directors of this corporation, provided that no such reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

Each director shall serve until the next annual meeting of the stockholders and until his or her successor is duly elected and qualified. Directors need not be stockholders in the corporation.  Directors shall be over the age of eighteen (18).”